Exhibit 99.1

INDEX TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Interim Financial Statements as of and for the three months ended March 31, 2021 and 2020

Condensed consolidated income statements (unaudited)	2
Condensed consolidated statements of comprehensive income (unaudited)	3
Condensed consolidated statements of financial position (unaudited)	4
Condensed consolidated statements of changes in equity (unaudited)	5
Condensed consolidated cash flow statements (unaudited)	6
Notes to the condensed consolidated financial statements (unaudited)	8

Condensed consolidated income statements (unaudited)

		For the three month period ended March 31,
in 000€, except per share data	Notes	2021	2020
Revenue	14.1	45,554	46,245
Cost of sales		(20,986)	(21,660)
Gross profit		24,568	24,585
Research and development expenses		(6,536)	(6,527)
Sales and marketing expenses		(11,310)	(12,627)
General and administrative expenses		(7,552)	(7,197)
Net other operating income	14.3	1,120	683
Operating profit (loss)		290	(1,084)
Financial expenses		(4,701)	(1,820)
Financial income		589	500
Share in loss of joint venture, after tax		—	(39)
Profit (loss) before taxes		(3,822)	(2,443)
Income tax benefit / (expense)		155	(457)
Net profit (loss) for the period		(3,667)	(2,899)
Net profit (loss) attributable to:
The owners of the parent		(3,667)	(2,841)
Non-controlling interest		—	(58)
Earnings per share attributable to the owners of the parent
Basic	15	(0.07)	(0.05)
Diluted	15	(0.07)	(0.05)

Notes 1-19 form an integral part of these condensed consolidated interim financial statements.

Condensed consolidated statements of comprehensive income (unaudited)

	For the three month period ended March 31,
in 000€	2021	2020
Net profit (loss) for the period	(3,667)	(2,899)
Other comprehensive income (loss)
Recycling
Exchange differences on translation of foreign operations	492	(4,157)
Other comprehensive income (loss), net of taxes	492	(4,157)
Total comprehensive income (loss) for the period, net of taxes	(3,175)	(7,056)
Total comprehensive income (loss) attributable to:
The owners of the parent	(3,175)	(6,353)
Non-controlling interest	—	(703)

Notes 1-19 form an integral part of these condensed consolidated interim financial statements.

Condensed consolidated statements of financial position (unaudited)

		As of March 31,	As of December 31,
in 000€	Notes	2021	2020
Assets
Non-current assets
Goodwill		20,572	20,342
Intangible assets	4	32,457	32,981
Property, plant & equipment	5	86,435	88,267
Right-of-use assets	5	10,436	10,996
Deferred tax assets		264	201
Investments in convertible loans	12	3,372	6,203
Investments in non-listed equity instruments	12	3,842	3,842
Other non-current assets		4,552	4,093
Total non-current assets		161,930	166,925
Current assets
Inventories and contracts in progress		10,292	10,043
Trade receivables		31,899	30,871
Other current assets		8,472	8,290
Cash and cash equivalents	6	107,568	111,538
Total current assets		158,231	160,742
Total assets		320,162	327,667

Notes 1-19 form an integral part of these condensed consolidated interim financial statements.

		As of March 31,	As of December 31,
in 000€	Notes	2021	2020
Equity and liabilities
Equity
Share capital		4,096	4,096
Share premium		141,306	141,274
Retained Earnings		(11,062)	(7,395)
Other reserves		(4,379)	(4,871)
Equity attributable to the owners of the parent	7	129,961	133,104
Total equity	7	129,961	133,104
Non-current liabilities
Loans & borrowings	9	84,669	90,502
Lease liabilities	9	6,689	7,086
Deferred tax liabilities		6,450	6,805
Deferred income	10	4,948	5,327
Other non-current liabilities		604	398
Total non-current liabilities		103,360	110,118
Current liabilities
Loans & borrowings	9	15,841	13,984
Lease liabilities	9	3,328	3,539
Trade payables		19,024	17,698
Tax payables		977	974
Deferred income	10	32,692	29,555
Other current liabilities	11	14,979	18,695
Total current liabilities		86,841	84,445
Total equity and liabilities		320,162	327,667

Notes 1-19 form an integral part of these condensed consolidated interim financial statements.

Condensed consolidated statements of changes in equity (unaudited)

		Attributable to the owners of the parent
in 000€	Notes	Share capital	Share premium	Retained earnings	Other reserves	Total	Non- controlling interest	Total equity
At January 1, 2021		4,096	141,274	(7,395)	(4,871)	133,104	—	133,104
Net loss for the period		—	—	(3,667)	—	(3,667)	—	(3,667)
Other comprehensive income / (loss)		—	—	—	492	492	—	492
Total comprehensive income (loss)		—	—	(3,667)	492	(3,175)	—	(3,175)
Equity-settled share-based payment expense	8	—	32	—	—	32	—	32
At March 31, 2021		4,096	141,306	(11,062)	(4,379)	129,961	—	129,961

		Attributable to the owners of the parent
in 000€	Notes	Share capital	Share premium	Retained earnings	Other reserves	Total	Non- controlling interest	Total equity
At January 1, 2020 as reported		3,066	138,090	(211)	(1,378)	139,567	3,107	142,675
Restatement 2019 - Engimplan PPA*	2	—	—	(61)	—	(61)	169	107
At January 1, 2020 Restated*		3,066	138,090	(272)	(1,378)	139,506	3,276	142,782
Net loss for the period		—	—	(2,841)	—	(2,841)	(58)	(2,899)
Other comprehensive income / (loss)		—	—	—	(3,512)	(3,512)	(645)	(4,157)
Total comprehensive income (loss)		—	—	(2,841)	(3,512)	(6,353)	(703)	(7,056)
At March 31, 2020		3,066	138,090	(3,113)	(4,889)	133,153	2,573	135,726

*	The year 2019 has been restated to reflect the completion in 2020 of the accounting for the business combination with Engimplan. See additional information on this restatement in Note 2.

Notes 1-19 form an integral part of these condensed consolidated interim financial statements.

Condensed consolidated cash flow statements (unaudited)

		For the three month period ended March 31,
in 000€	Notes	2021	2020
Operating activities
Net profit (loss) for the period		(3,667)	(2,899)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	5	3,803	3,646
Amortization of intangible assets	4	1,277	1,115
Share-based payment expense	8	(415)	(75)
Loss (gain) on disposal of property, plant & equipment	5	(32)	108
Movement in provisions		—	(3)
Movement in reserve for bad debt and slow moving inventory		(2)	241
Financial income		(589)	(500)
Financial expense		4,701	1,821
Impact of foreign currencies		18	2
Share in loss of joint venture (equity method)		—	39
Income taxes and deferred taxes		(156)	457
Working capital adjustment and income tax paid
Decrease (increase) in trade receivables and other receivables		(931)	1,581
Decrease (increase) in inventories and contracts in progress		(329)	(4)
Increase in trade payables and other payables		400	2,300
Income tax paid		—	(589)
Interest received		153	33
Net cash flow from operating activities		4,231	7,273

Notes 1-19 form an integral part of these condensed consolidated interim financial statements.

Condensed consolidated interim cash flow statements (unaudited)

		For the three month period ended March 31,
in 000€	Notes	2021	2020
Investing activities
Purchase of property, plant & equipment	5	(1,242)	(2,567)
Purchase of intangible assets	4	(768)	(478)
Proceeds from the sale of property, plant, equipment and intangibles (net)	5	183	70
(Convertible) loan granted		(1,122)	(300)
Net cash flow used in investing activities		(2,949)	(3,275)
Financing activities
Repayment of loans & borrowings	9	(3,918)	(2,585)
Repayment of leases	9	(1,066)	(1,024)
Interest paid		(536)	(634)
Other financial income (expense), net		136	(138)
Net cash flow used in financing activities		(5,384)	(4,381)
Net increase/(decrease) of cash and cash equivalents		(4,102)	(383)
Cash and cash equivalents at beginning of the period	6	111,538	128,897
Exchange rate differences on cash and cash equivalents		132	(1,379)
Cash and cash equivalents at end of the period	6	107,568	127,135

Notes 1-19 form an integral part of these condensed consolidated interim financial statements.

Notes to the condensed consolidated interim financial statements

1	Corporate information

Materialise NV is a limited liability company with its registered office at Technologielaan 15, 3001 Leuven, Belgium. These condensed consolidated interim financial statements comprise Materialise NV (the “Company” or “Parent”) and its subsidiaries (collectively, the “Group”). See Note 19 for a list of subsidiaries of the Company.

The Group is a leading provider of additive manufacturing (AM) software and of sophisticated 3D printing services. The products and services of the Group are organized in the three segments: Materialise Medical, Materialise Software and Materialise Manufacturing. The Group sells its products in Europe, the Americas, Africa and Asia-Pacific.

The condensed consolidated interim financial statements as of March 31, 2021 were approved and authorized for issue on June 4, 2021 in accordance with a resolution of the Parent’s Board of Directors. The condensed consolidated interim financial statements should be read together with the consolidated financial statements of the Group as of and for the year ended December 31, 2020 which were approved and authorized for issue on April 28, 2021 in accordance with a resolution of the Parent’s Board of Directors.

2	Basis of preparation

The condensed consolidated interim financial statements of the Group for the three month period ended March 31, 2021 were prepared in accordance with IAS 34 “Interim financial reporting” as issued by the International Accounting Standards Board (IASB). The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements as of and for the year ended 31 December 2020, which have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the IASB (“IFRS”). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for the assets and liabilities that have been acquired as part of a business combination, which have been initially recognized at fair value, and certain financial assets such as the non-listed equity instruments and the convertible loan receivables which are both included in the other non-current assets, the share appreciation rights, and the written put option of Rapidfit which are measured at fair value.

The condensed consolidated interim financial statements are prepared on a going concern basis.

The condensed consolidated interim financial statements have been prepared on the same basis as the most recent annual financial statements, unless otherwise stated.

The condensed consolidated interim financial statements are presented in thousands of euros (K€ or thousands of €) and all “currency” values are rounded to the nearest thousand (€000), except when otherwise indicated.

The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires Group management to exercise judgment in applying the Group’s accounting policies. The areas where significant judgment and estimates have been made in preparing the condensed consolidated interim financial statements and their effect are disclosed in Note 3

New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2020, except for the adoption of new standards effective as of 1 January 2021. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2021, but do not have an impact on the condensed consolidated interim financial statements of the Group.

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR); these amendments had no impact on the condensed consolidated interim financial statements of the Group.

The Group has not early adopted any standards, interpretations or amendments that have been issued but that are not yet effective.

Restatements in the reporting year 2019

As set out in Note 2 to the Group’s consolidated financial statements as of and for the year ended December 31, 2020, as of July 16th, 2020, we completed the fair value analysis of the Engimplan business combination, with corresponding adjustments to goodwill, property, plant and equipment and non-controlling interest as if the accounting for the business combination had been completed at the acquisition date. The impact has been accounted for as retrospective adjustments to our consolidated statement of financial position as of December 31, 2019 and our consolidated income statement for the year ended December 31, 2019.

3	Summary of significant accounting policies

Basis for consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Group and its subsidiaries.

No changes took place during the three month period ended March 31, 2021 in the consolidation scope of the Group. Nevertheless, on 9 November 2020, the Group acquired the remaining 50% of shares of RSPrint Powered by Materialise NV (“RSPrint”). Whereas the Group accounted for its interest in RSPrint under the equity method of accounting prior to November 9, 2020, the Group fully consolidates RSPrint as from that date.

Accounting policies

For information regarding our significant accounting policies, reference is made to Note 3 of the Group’s consolidated financial statements as of and for the year ended December 31, 2020.

Significant accounting judgements, estimates and assumptions

When preparing the condensed consolidated interim financial statements, management undertakes a number of judgements, estimates and assumptions about recognition and measurement of assets, liabilities income and expenses. The actual results may differ from the judgements, estimates and assumptions made by management, and will seldom equal the estimated results. The judgements, estimates and assumptions applied in the condensed consolidated interim financial statements, including the key sources of estimation uncertainty, were the same as those applied in the Group’s last annual consolidated financial statements for the year ended December 31, 2020.

4	Intangible assets

The changes in the carrying value of the intangible assets can be presented as follows for the three month period ended March 31, 2020 and March 31, 2021:

in 000€	Patents and licenses	Software	Acquired customers, technology	Developed technology and software under construction	Total
Acquisition value
At January 1, 2020	4,436	10,667	28,681	1,652	45,436
Additions	67	15	—	396	478
Disposals	(19)	(8)	—	—	(27)
Currency translation	(1)	(46)	(833)	—	(880)
At March 31, 2020	4,483	10,628	27,848	2,048	45,007
At January 1, 2021	4,662	11,494	35,484	4,658	56,298
Additions	357	16	—	395	768
Disposals	(10)	—	—	—	(10)
Transfer between accounts	55	—	—	(54)	1
Currency translation	2	(8)	175	(2)	167
At March 31, 2021	5,066	11,502	35,659	4,997	57,224

in 000€	Patents and licenses	Software	Acquired customers, technology and backlogs	Developed technology and software under construction	Total
Amortization
At January 1, 2020	(2,798)	(7,740)	(7,503)	—	(18,041)
Amortization charge for the period	(60)	(561)	(494)	—	(1,115)
Disposals	12	8	—	—	20
Currency translation	1	13	208	—	222
At March 31, 2020	(2,845)	(8,280)	(7,789)	—	(18,914)
At January 1, 2021	(3,051)	(7,721)	(10,433)	(2,112)	(23,317)
Amortization charge for the period	(93)	(480)	(679)	(26)	(1,278)
Disposals	5	—	—	—	5
Transfer between accounts	—	(41)	—	—	(41)
Currency translation	—	—	(136)	—	(136)
At March 31, 2021	(3,139)	(8,242)	(11,248)	(2,138)	(24,767)

Net carrying value
At March 31, 2021	1,927	3,260	24,411	2,859	32,457
At March 31, 2020	1,638	2,348	20,059	2,048	26,093

Patent and licenses include only the directly attributable external costs incurred in registering the patent and obtaining the license. Software relates to purchased software for internal use only except for software development on certain application interfaces that were almost fully funded by a third party. The remaining amortization period is 1.7 years for the main software purchases and 5.5 years for the main patents and licenses.

The ‘Acquired customers and technology’ have been recognized as part of the acquisition of RS Print, Engimplan, ACTech, E-Prototypy, OrthoView, and Cenat (see Note 4). At March 31, 2021, the remaining amortization period for the acquired customers is 14.42 years for RS Print, 8.33 years for Engimplan, 16.50 years for ACTech, 3.50 years for OrthoView, fully amortized for E-Prototypy and 4.00 years for Cenat (March 31, 2020:9.33 for Engimplan, 17.50 for ACTech, 4.50 years for OrthoView and 5.00 years for Cenat). At March 31, 2021, the remaining amortization period for the acquired technology and contracts is 6.42 years for RS Print.

The Group did not capitalize any internal development costs in the three month period ended March 31, 2021.

The total amortization charge for Q1 2021 is K€1,278 (Q1 2020: K€1,115).

5	Property, plant & equipment

The changes in the carrying value of the property, plant & equipment can be presented as follows for the three month period ended March 31, 2020 and March 31, 2021:

in 000€	Land and buildings	Plant and equipment	Right-of-use assets	Construc- tion in progress	Total
Acquisition value
At January 1, 2020	42,893	89,078	21,646	4,414	158,031
Additions	19	1,073	698	1,475	3,265
Disposals	—	(931)	(1,252)	—	(2,183)
Transfers	(85)	3,724	(3,155)	(569)	(85)
Currency translation	(600)	(1,496)	(267)	(28)	(2,391)
At March 31, 2020	42,227	91,448	17,670	5,292	156,637
At January 1, 2021	42,417	94,420	20,147	8,639	165,623
Additions	—	651	456	591	1,698
Disposals	—	(1,173)	(336)	(13)	(1,522)
Transfers	31	67	(60)	(38)	—
Currency translation	(66)	(87)	8	—	(145)
At March 31, 2021	42,382	93,878	20,215	9,179	165,654

Depreciation
At January 1, 2020	(6,839)	(38,540)	(11,060)	—	(56,439)
Depreciation charge for the period	(299)	(2,525)	(822)	—	(3,646)
Disposals	—	715	1,252	—	1,967
Transfers	(45)	(2,903)	2,960	—	12
Currency translation	97	549	56	—	702
At March 31, 2020	(7,086)	(42,704)	(7,614)	—	(57,404)
At January 1, 2021	(8,007)	(49,202)	(9,151)	—	(66,360)
Depreciation charge for the period	(325)	(2,540)	(933)	—	(3,798)
Disposals	—	1,052	324	—	1,376
Transfers	—	48	(12)	—	36
Currency translation	(11)	(18)	(7)	—	(36)
At March 31, 2021	(8,343)	(50,660)	(9,779)	—	(68,782)

Net book value
At March 31, 2021	34,039	43,218	10,436	9,179	96,872
At March 31, 2020	35,141	48,744	10,056	5,292	99,233

The investments in property, plant & equipment and right-of-use assets in Q1 2021 amounted to K€1,698 (Q1 2020: K€3,265). They are mainly related to new machines and installations (K€353), land and buildings (K€517), IT equipment (K€270) and leased assets (K€455). The investments in Q1 2020 related to new machines and installations in (K€1,157), land and buildings (K€743), IT equipment (K€244) and leased assets (K€698).

The Group realized a net gain on disposal of property, plant and equipment of K€32 in Q1 2021 (Q1 2020: a net loss of K€108). No impairment on property, plant and equipment was recorded in Q1 2021 (Q1 2020: none).

The right of use assets can be presented as follows:

The carrying value of Right-of-Use assets at March 31, 2021 was K€10,436 (at December 31, 2020: K€10,996). Right-of-Use Equipment assets are mainly related to 3D printing machines with a carrying value of K€1,371 at March 31, 2021 (December 31, 2020: K€1,480) and for which depreciation of K€120 was recorded in Q1 2021 (Q1 2020: K€149). New leases in Q1 2021 amount to K€456 of which K€289 relate to leased motor vehicles (Q1 2020:K€521).

in 000€	Buildings	Vehicles	Equipment	Total
Acquisition value
At January 1, 2021	7,574	4,555	8,018	20,147
Additions	144	289	23	456
Disposals	(264)	(68)	(4)	(336)
Currency translation	15	(1)	(7)	7
Transfers	—	(60)	—	(60)
At March 31, 2021	7,469	4,715	8,030	20,214

Depreciation
At January 1, 2021	(2,657)	(1,891)	(4,603)	(9,151)
Depreciation charge for the period	(459)	(302)	(173)	(934)
Disposals	264	57	4	325
Currency translation	(15)	—	8	(7)
Transfers	—	50	(62)	(12)
Other	—	1	—	1
At March 31, 2021	(2,867)	(2,085)	(4,826)	(9,778)

Net book value
At March 31, 2021	4,602	2,630	3,204	10,436

6	Cash and cash equivalents

Cash and cash equivalents include the following:

	As of March 31,	As of December 31,
in 000€	2021	2020
Cash at bank	104,603	108,399
Cash equivalents	2,965	3,139
Total	107,568	111,538

Cash at banks earns interest at floating rates based on daily bank deposit rates. Cash equivalents include short-term deposits, which are made for varying periods between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

There were no restrictions on cash at March 31, 2021 and December 31, 2020.

7	Equity

Share capital

The share capital of the parent company Materialise NV consists of 54,169,257 ordinary nominative shares at March 31, 2021 with no nominal but par value of €0.076 for a total amount of K€4,096. This is unchanged compared to December 31, 2020.

in 000€, except share data	Total number of ordinary shares	Total share- holders’ capital	Total share- premium
Outstanding at January 1, 2021	54,169,257	4,096	141,274
Equity settled share-based payments expense	—	—	32
Outstanding on March 31, 2021	54,169,257	4,096	141,306

Share premium

In Belgium, the portion of the capital increase in excess of par value is typically allocated to share premium.

The carrying value of the share premium is K€141,306 at March 31, 2021 (as at December 31, 2020 it was K€141,274). The change in the first quarter of 2021 is the result of the share-based payment expense of K€32.

Reserves

The nature and purpose of the reserves is as follows:

	As of March 31,	As of December 31,
in 000€	2021	2020
Legal reserve	279	279
Other reserves	2,574	2,573
Equity-settled share-based-payment expense	72	72
Other Comprehensive Income (Loss)	(7,304)	(7,796)
Reserves	(4,379)	(4,872)

Based on the statutory result and after final result allocation approved by the annual shareholders meeting the legal reserve is increased by reserving 5% of the yearly statutory profit until the legal reserve reaches at least 10% of the shareholders’ capital. The legal reserve cannot be distributed to the shareholders.

The Group did not pay any dividend during the first quarter of 2021 nor during 2020.

Other comprehensive loss

Other comprehensive loss decreased by K€492 to K€ (7,304) a result of Currency Translation Adjustments during the first quarter of 2021.

8	Share-based payment plans

Share-based payment plans of the parent

The changes of the period for the warrant plans are as follows:

2021
Outstanding at January 1*	407,722
Granted	—
Forfeited / Cancelled	(1,924)
Exercised	—
Outstanding at March 31*	405,798
Exercisable at March 31	121,381

*

The Group’s share-based payment plans are all equity-settled except for the IPO warrants that have been granted to certain employees in certain countries due to legal requirements which are cash-settled. The outstanding amount includes number of stock appreciation rights (“SARs”) issued under cash-settled share-based payment plans.

The number of outstanding warrants has been adjusted to reflect the 1-to-4 stock split decided in June 2014. The 2013 warrant plan gives a right to four shares for each warrant, whereas under all other warrant plans one warrant gives a right to one share. For presentation purposes the tables reflect the number of shares the warrants give right to across all plans.

Equity-settled share-based payment plans

The Group has several plans in place (2013 warrant plan, IPO warrant plan and 2015 warrant plan) which have similar terms except for the exercise price, except for the 2015 warrant plan.

2013 warrant plan: All warrants are exercised or forfeited / cancelled during 2020 or earlier.

IPO warrant plan

The status of the IPO warrant plan at March 31 is as follows:

2021
Outstanding at January 1	236,726
Granted	—
Forfeited / Cancelled	(366)
Exercised	—
Outstanding at March 31	236,360
Exercisable at March 31	95,209

No warrants were exercised during Q1 2021.

Warrant plan 2015

The status of the 2015 warrant plan at March 31 is as follows:

2021
Outstanding at January 1	133,900
Granted	—
Forfeited / Cancelled	(1,400)
Exercised and converted into shares	—
Outstanding at March 31	132,500
Exercisable at March 31	13,700

In Q1 2021, a number of employees exercised 1,350 warrants, representing 1,350 shares, however the funds in connection with the exercise of these warrants were received on April 15, 2021. The share capital will be raised by deed before the notary in May 2021.

Fair value

The fair value of the warrants is estimated at the grant date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the warrants were granted.

The expense arising from share-based payment transactions for the warrants plans mentioned above was K€32 in Q1 2021 (Q1 2020: K€102)

The weighted average remaining estimated life of the warrants outstanding as of March 31, 2021 is 4.06 years (December 31, 2020: 4.31 years). The weighted average fair value for the warrants outstanding at the end of March 31, 2021 was €3.30 (December 31, 2020: €3.29). The weighted average exercise price for the warrants outstanding at the end of March 31, 2021 was €7.93 (December 31, 2020: €7.92).

Cash-settled share-based payment plans

The Group has issued 215,688 SARs in July 2014 towards certain employees in certain countries due to legal requirements with similar terms and conditions as the IPO warrant plan except that the SAR will be settled in cash. The exercise price of the SAR is €8.81.

The status of this plan is as follows:

2021
Outstanding at January 1	37,096
Granted	—
Forfeited / Cancelled	(158)
Exercised	—
Outstanding at March 31	36,938
Exercisable at March 31	12,472

The fair value of the SAR is estimated at each reporting date using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the warrants were granted.

The following table lists the input used for the Black-Scholes model:

	March 31, 2021	December 31, 2020
Return dividend	0%	0%
Expected volatility	96%	84%
Risk-free interest rate	0.00%	-0.34%
Expected life	0.50	0.25
Exercise price (in €)	8.81	8.81
Stock price (in €)	30.65	44.20
Fair value SAR (in €)	21.98	35.38

The profit arising from share-based payment transactions for the SAR’s plan was K€447 in Q1 2021 (Q1 2020: K€1,242 as expense).

The carrying value of the liability at March 31, 2021 amounts to K€787 (December 31, 2020: K€1,223). The total intrinsic value of the liability for warrants currently exercisable at March 31, 2021 amounts K€272 (December 31, 2020: K€447).

9	Loans and borrowings and lease liabilities

The loans and borrowings include the following:

	As of March 31	As of December 31
in 000€	2021	2020
K€35,000 EIB bank loan	34,167	35,000
K€28,000 acquisition bank loan	17,869	18,621
K€18,000 secured bank loans	16,908	17,013
K€12,300 bank loans ACTech	9,893	10,470
K€9,050 other facility loans	2,512	2,910
Bank investment loans - top 20 outstanding	16,289	17,280
Bank investment loans - other	2,487	2,681
Lease liabilities	10,017	10,624
Institutional loan	235	353
Related party loan	150	158
Total loans and borrowings	110,527	115,110
Current	19,169	17,523
Non-Current	91,358	97,588

K€35,000 EIB bank loan

On December 20, 2017 the Group entered into a finance contract with the European Investment Bank, or EIB, to finance future research and development programs. As part of a first tranche, an amount of K€10,000 was drawn in the course of 2018. A second tranche of K€25,000 was drawn in the course of 2019.

As set out in Note 15 to the consolidated financial statements as at and for the year ended December 31, 2020, certain of the covenants attached to the EIB bank loan have been temporary waived or adjusted for measurement periods up to December 31, 2022.

K€28,000 Acquisition loan

This bank loan has been concluded in October 2017 to finance the acquisition of ACTech.

K€18,000 secured bank loans

The K€18,000 loan has been concluded in 2016 in two agreements to finance the construction of new facilities in Leuven (Belgium) and in Poland, both maturing in 2032.

K€12,300 bank loans

In March 2018, three bank loans originating from the acquired ACTech Group were refinanced entirely for the amount of K€9,300, with adjusted maturity to May 2025 and first reimbursements in August 2020. In addition, a new investment credit of K€3,000 was obtained in June 2018, repayable as from January 2019.

K€9,050 - Other facility loans

Three facility loans were contracted in 2005, 2006 and 2012 for the construction of Leuven office and production facilities (K€2,000, K€300 and K€5,000, respectively) and another loan for the Czech Republic offices in 2008 (K€1,750). The balance of the four loans amounts to K€2,512 per March 31, 2021.

Miscellaneous investment loans

The 20 largest of these loans outstanding as at March 31, 2021 amount to a balance of K€16,289. These loans were concluded in 2021 and in prior years finance various investments in machinery, printers, equipment, and software tools. The vast majority of the loans have a reimbursement period over seven years, and are at fixed interest rates with weighted average below 1%.

K€10,017 Lease liabilities

The Group has several lease obligations mainly with financial institutions and related to the financing of buildings and various other items of plant and equipment such as 3D printers. As at March 31, 2021 the balance of these lease agreements amounts to K€10,017, and are mostly at fixed interest rates with weighted average below 2%.

K€2,000 institutional loan

This loan was contracted with a governmental institution in Germany to finance the production operations of Materialise Germany for a maximum amount of K€2,000. As at March 31, 2021 K€2,000 has been drawn with an outstanding balance of K€235.

Related party loan

Lunebeke NV has granted Materialise a fixed rate loan that matures in 2025. The purpose of the loan is to finance the purchase of a building in France. The amounts outstanding as of March 31, 2021 is K€150 (December 31, 2020: K€158). The interest expense until the three month period ended March 31, 2021 is K€2 (Q1 2020:K€3).

10	Deferred income

Deferred income consists of the following:

in 000€	March 31, 2021	December 31, 2020
Deferred maintenance & license	32,130	30,242
Deferred (project) fees	5,135	4,555
Deferred government grants	375	85
Total	37,640	34,882
current	32,692	29,555
non-current	4,948	5,327

The deferred maintenance and license revenue consist of maintenance and license fees paid up-front which are deferred and recognized in earnings over either the maintenance period or the duration of the license. With an increase of K€ 1,197, mainly deferred maintenance fees increased as at March 31, 2021 compared to December 31, 2020. The deferred (project) fees consist of one-time and advance payments received which are deferred in accordance with the revenue accounting policies. The deferred government grants are recognized as income under “Net other operating income”.

11	Other current liabilities

Other current liabilities include the following:

in 000€	March 31, 2021	December 31 2020
Payroll-related and non-income tax payables	11,426	14,169
Other current liabilities	3,553	4,526
Total	14,979	18,695

The decrease by K€ 3,716 is mainly due to covid initiatives from the government in the different countries. In Belgium the social security payables of the last two months of 2020 were paid in 2021 for K€ 2,584. In the UK there is a postponement of the VAT payables for K€ 413.

12	Fair value

Financial assets

The carrying value and fair value of the financial assets as of March 31, 2021 and December 31, 2020 can be presented as follows:

	Carrying value		Fair value
in 000€	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Financial assets
Debt instruments measured at amortized cost
Trade receivables (current)	31,899	30,871	31,899	30,871
Other financial assets (non-current)	544	712	544	712
Other current non-trade receivables	1,660	1,618	1,660	1,618
Cash & cash equivalents	107,568	111,538	107,568	111,538
Loans granted	583		583
Total debt instruments	142,254	144,739	142,254	144,739

Financial assets at fair value through profit or loss
Derivatives	—	23	—	—
Convertible loan	3,372	6,203	—	—
Total financial assets measured at fair value	3,372	6,226	—	—

Equity instruments designated at fair value through OCI
Non-listed equity investments	3,842	3,842	—	—
Total Equity instruments designated at fair value through OCI	3,842	3,842	—	—

The fair value of the financial assets has been determined on the basis of methods and assumptions which are consistent with those applied as at 31 December 2020:

•	The carrying value of the cash and cash equivalents and the current receivables approximate their fair value due to their short term character;

•	The fair value of the derivatives was determined based on a mark-to-market analysis prepared by the bank based on observable market inputs (level 2 inputs);

•

Other current non-trade receivables are being evaluated on the basis of their credit risk and interest rate. Their fair values do not differ from their carrying value both as at March 31, 2021 and as at December 31, 2020;

•

The non-listed equity investments, mainly representing the investment in Essentium Inc for K€3,535 and AM Flow (via an investment in AM Danube, one of the shareholders of AM Flow) for K€307, are measured at fair value. Management considers that assumptions for both investments (level 2 inputs) applied as at 31 December 2020 are still relevant as at March 31, 2021 and accordingly their carrying value as at March 31, 2021 has remained unchanged from their carrying value as at December 31, 2020;

•

The convertible loan granted to Fluidda is measured at fair value and management has considered the fair value assumptions (level 3) to be still relevant as at March 31, 2021 and no fair value adjustment has been applied. The increase of the asset relates to accrued interest during Q1 2021 for an amount of K€ 62.

The Group’s judgements, estimates and assumption regarding the following convertible debt instruments for Ditto have evolved as described below compared to those made for the annual consolidated financial statements for the year ended December 31, 2020:

•

Although Ditto was already loss-making during 2020, management’s analysis through year-end 2020 was that no indications existed that the convertible loan receivables would not be recoverable. However, the business environment evolved negatively during the first quarter of 2021. This led Materialise management to conclude in the course of April 2021 that due to a series of events and circumstances that arose subsequent to December 31, 2020, it is no longer likely that Ditto will be able to achieve its business plans, based on which Materialise had initially granted the convertible loan.

•

Because the business objectives that were defined as a condition for Ditto to continue to draw under the facility were no longer met in 2021, Materialise decided in April 2021 to only extend a portion (USD 0.5 million) of the remaining amount that was available under the credit facility to Ditto. For the reasons set out above, Materialise currently does not intend to extend further financing to Ditto.

•

Despite the matters set out above, Materialise continues to believe in the potential of the technology platform that Ditto has built, and in the potential of the collaboration between Ditto and Materialise.

Taking into account the events and circumstances that have arisen since December 31, 2020 as set out above, Materialise noted the following in performing its fair value analysis:

•

The criteria for recognition of revenue from royalties owed by Ditto and services rendered to Ditto are no longer met and consequently, Materialise did not recognize any such revenue during the three month period ended March 31, 2021.

•

As at March 31st, 2021, we recognized an impairment on trade accounts receivable versus Ditto in the amount of EUR K€326. This amount is included within Net other operating income in the condensed consolidated interim income statement for the three month period ended March 31, 2021.

•

We estimate that, as a result of the combination of the lower than forecasted revenues and the unavailability of the remaining credit facility, Ditto may need additional funding to finance its operations and we currently have no clear visibility as to whether Ditto will be able to access such additional financing. As a result, uncertainty has arisen about Ditto’s capacity to reimburse the previously extended loans and accrued interest according to the terms of our agreement with them. Therefore, a downward remeasurement of fair value has been accounted for as at March 31, 2021 for an aggregate amount of K€ 3,201, representing the outstanding principal amount of the convertible loans, the accrued interests, and other receivables that had previously been converted to convertible notes. This charge has been included within Financial expenses in the condensded consolidated interim income statement for the three month period ended March 31, 2021.

In February 2021, Materialise granted a working capital loan to Link3D, Inc. (“Link3D”) in the amount of k€ 583. This loan receivable is measured at amortized cost. We also refer to Note 18 which discussed further agreements concluded between Materialise and Link3D subsequent to March 31, 2021, which also affect the terms and conditions of this loan.

Financial liabilities:

The carrying value and fair value of the financial liabilities as of March 31, 2021 and December 31, 2020 can be presented as follows:

	Carrying value		Fair value
in 000€	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Financial liabilities measured at amortized cost
Loans & Borrowings and lease liabilities	110,527	115,110	111,929	116,843
Trade payables	19,024	17,698	19,024	17,698
Other liabilities excl. written put option on NCI	1,013	1,275	1,013	1,275

Total financial liabilities measured at amortized cost	130,564	134,083	131,966	135,816
Financial liabilities measured at fair value
Cash settled share based payments	787	1,223	—	—
Written put option on NCI	875	875	—	—
Derivatives	113	140	—	—
Total financial liability measured at fair value	1,775	2,238	—	—
Total non-current	92,314	98,543	—	—
Total current	40,025	37,778	—	—

The fair value of the financial liabilities have been determined on the basis of the following methods and assumptions which are consistent with those applied as at 31 December 2020:

•	The carrying value of current liabilities approximates their fair value due to the short term character of these instruments;

•

Loans and borrowings are evaluated based on their interest rates and maturity date. Most interest bearing debts have fixed interest rates and their fair value is subject to changes in interest rates and individual creditworthiness. Their carrying value approximates their fair value;

•	The fair value of the derivatives has been determined based on a mark-to-market analysis prepared by the bank based on observable market inputs (level 2 inputs);

•

The fair value of the written put option on non-controlling interest has been determined based on the present value of the redemption amount (level 3 inputs). The fair value of this written put option was determined to be unchanged as at March 31, 2021 compared to December 31, 2020.;

•

The fair value of the cash-settled share based payments has been determined based on a Black-Scholes model using inputs that are level 1 (stock-price and risk-free interest rate) as well as level 2 (e.g. volatility).

Fair value hierarchy 3 evolution

Convertible Loans to Ditto & Fluidda	Fair Value Evolution
in 000€	Q1 2021
As at 1 January 2021	6,203
Addition	247
Remeasurement	(3,201)
Capitalized interests	123
As at 31 March 2021	3,372

Written Put Option on NCI RapdFit+	Fair Value Evolution
in 000€	Q1 2021
As at 1 January 2021	875
Remeasurement	—
As at 31 March 2021	875

13	Segment information

For management purposes, the Group is organized into segments based on their products, services and industry and has the following three reportable segments:

•	The Materialise Medical segment, which develops and delivers medical software solutions, medical devices and other related products and services;

•	The Materialise Manufacturing segment, which delivers 3D printed products and related services; and

•	The Materialise Software segment, which develops and delivers additive manufacturing software solutions and related services.

The measurement principles used by the Group in preparing this segment reporting are also the basis for segment performance assessment and are in conformity with IFRS. The Chief Executive Officer of the Group acts as the chief operating decision maker. As a performance indicator, the chief operating decision maker monitors the performance by the Group’s revenue and adjusted EBITDA.

The following table summarizes the segment reporting for each of the reportable periods. Corporate research and development, headquarters’ function, financing and income taxes are managed on a Group basis and are not allocated to operating segments. As management’s controlling instrument is mainly revenue-based, the reporting information does not include assets and liabilities by segment and is as such not available per segment.

in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated	Consolidated
For the three month period ended March 31, 2021
Revenues	10,219	16,231	19,114	45,564	(11)	45,553
Segment Adjusted EBITDA	3,429	4,541	(144)	7,826	(2,486)	5,341
Segment Adjusted EBITDA %	33.6%	28.0%	-0.8%	17.2%	—	11.7%
For the three month period ended March 31, 2020
Revenues	9,821	15,645	20,815	46,281	(36)	46,245
Segment Adjusted EBITDA	2,645	2,455	1,118	6,218	(2,615)	3,603
Segment Adjusted EBITDA %	26.9%	15.7%	5.4%	13.4%	—	7.8%

The segment Adjusted EBITDA is reconciled with the consolidated net profit (loss) for the period as follows:

	For the three month period ended March 31,
in 000€	2021	2020
Segment Adjusted EBITDA	7,826	6,218
Depreciation, amortization and impairment	(5,081)	(4,760)
Corporate research and development	(692)	(747)
Corporate headquarter costs	(2,648)	(2,293)
Other operating income (expense)	855	575
Share based payments	415	(75)
M&A	(385)	—

Operating profit	290	(1,084)
Financial expenses	(4,701)	(1,820)
Financial income	589	500
Income taxes	155	(457)
Share in loss of joint venture	—	(39)
Net (loss) profit	(3,667)	(2,899)

The Group has no customers with individual sales larger than 10% of the total revenue in Q1 2021 (Q1 2020: none).

Entity-wide disclosures

The revenue by geographical area is as follows:

	For the three month period ended March 31,
in 000€	2021	2020
United States of America	13,497	11,881
Americas other than USA	980	1,517
Belgium	1,718	2,421
Germany	5,390	8,308
France	4,445	4,795
Switzerland	3,407	3,225
United Kingdom	2,358	3,417
Italy	3,237	1,747
Netherlands	1,582	1,998
Other Europe	4,116	2,519
Asia Pacific	4,824	4,416
Total	45,554	46,244

The total revenue realized in the country of domicile (Belgium) in Q1 2021 amounts to K€1,718 (Q1 2020: K€2,421).

The total non-current assets, other than financial instruments, deferred tax assets, by geographical area is as follows:

	March 31,	December 31,
in 000€	2021	2020
United States of America (USA)	3,479	3,441
Americas other than USA	3,145	3,454
Belgium	61,444	62,810
Germany	57,817	58,305
Poland	12,822	13,437
Rest of Europe	9,307	9,087
Asia-Pacific	1,886	2,052
Total	149,900	152,586

The totals of the above table includes goodwill, intangible assets and property, plant & equipment and Right-of-Use Assets as disclosed in the condensed consolidated interim statements of financial position.

14	Income and expenses

14.1 Revenue

14.1.1 Disaggregated revenue information

	For the three month period ended March 31, 2021
in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated	Consolidated
Geographical markets
United States of America (USA)	2,727	8,568	2,202	13,497	—	13,497
Americas other than USA	100	860	20	980	—	980
Europe (without Belgium) & Africa	4,425	4,944	15,164	24,533	—	24,533
Belgium	145	348	1,236	1,729	(9)	1,720
Asia Pacific	2,822	1,510	492	4,824	—	4,824
Total revenue from contracts with customers	10,219	16,230	19,114	45,563	(9)	45,554
Type of goods or service
Software revenue (non-medical)	10,219	—	—	10,219	—	10,219
Software revenue (medical)	—	5,250	—	5,250	—	5,250
Medical devices and services	—	10,980	—	10,980	—	10,980
Manufacturing	—	—	19,114	19,114	—	19,114
Other	—	—	—	—	(9)	(9)
Total revenue from contracts with customers	10,219	16,230	19,114	45,563	(9)	45,554
Timing of revenue recognition
Goods/Services transferred at a point in time	4,636	11,640	18,161	34,437	(9)	34,428
Goods/Services transferred over time	5,583	4,590	953	11,126	—	11,126
Total revenue from contracts with customers	10,219	16,230	19,114	45,563	(9)	45,554

	For the three month period ended March 31, 2020
in 000€	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated	Consolidated
Geographical markets
United States of America (USA)	3,267	7,329	1,285	11,881	—	11,881
Americas other than USA	141	1,187	190	1,518	—	1,518
Europe (without Belgium) & Africa	3,652	4,329	18,028	26,009	—	26,009
Belgium	36	1,355	1,066	2,457	(36)	2,421
Asia Pacific	2,725	1,445	245	4,415	—	4,415
Total revenue from contracts with customers	9,821	15,645	20,814	46,280	(36)	46,244
Type of goods or service
Software revenue (non-medical)	9,821	—	—	9,821	—	9,821
Software revenue (medical)	—	5,007	—	5,007	—	5,007
Medical devices and services	—	10,638	—	10,638	—	10,638
Manufacturing	—	—	20,814	20,814	—	20,814
Other	—	—	—	—	(36)	(36)
Total revenue from contracts with customers	9,821	15,645	20,814	46,280	(36)	46,244
Timing of revenue recognition
Goods/Services transferred at a point in time	3,865	11,889	20,212	35,966	(36)	35,930
Goods/Services transferred over time	5,956	3,756	602	10,314	—	10,314
Total revenue from contracts with customers	9,821	15,645	20,814	46,280	(36)	46,244

The revenue per type of good or service is as follows:

	For the three month period ended March 31
in 000€	2021	2020
Software revenue (non-medical)	10,219	9,821
Software revenue (medical)	5,250	5,007
Medical devices and services	10,980	10,638
Manufacturing	19,114	20,814
Other	(9)	(36)
Total	45,554	46,244

14.1.2 Contract balances

The following table provides information about receivables, contracts in progress (contract assets) and deferred income (contract liabilities) from contracts with customers.

	As of March 31,	As of December 31,
in 000€	2021	2020
Trade receivables, included in ‘trade and other receivables’	33,446	32,345
Contract assets / contracts in progress	920	749
Contract liabilities / deferred income	37,640	34,797

Non-current deferred income, representing mainly maintenance contracts with terms more than one year and certain contracts with up-front fees which are allocated to performance obligations that will be satisfied over more than one year, may be recognized as revenue between one to three years.

14.2 Payroll expenses

The following table shows the breakdown of payroll expenses for the three months ending March 31, 2021 and 2020:

	For the three month period ended March 31,
in 000€	2021	2020
Short-term employee benefits	(21,159)	(23,201)
Social security expenses	(4,304)	(3,821)
Expenses defined contribution plans	(317)	(328)
Other employee expenses	(949)	(2,532)
Total	(26,729)	(29,882)

Total registered employees at the end of the period	2,205	2,196

14.3 Net other operating income

	For the three month period ended March 31,
in 000€	2021	2020
Grants	1,103	1,036
Other income	509	523
Doubtful debt expense	29	(250)
Depreciation PPA intangibles	(396)	(490)
Other operating charges	(125)	(140)
Total	1,120	679

At March 31, 2021, management performed its quarterly update of the expected credit losses on trade receivables, resulting in a favorable impact on the doubtful debt expense for the period.

15	Earnings per share

Basic earnings per share amounts are calculated by dividing the net profit (loss) for the period attributable to ordinary equity holders of the parent company by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share amounts are calculated by dividing the net profit (loss) attributable to ordinary equity holder of the parent company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all warrants and the weighted average number of ordinary shares that would be issued on conversion of the convertible debt. If there is a net loss after taxes, the number of diluted shares is equal to the basic shares.

The net profit (loss) attributable to holders of ordinary shares used in the calculation of basic and diluted earnings per share for Q1 2021 was k€ (3,667) (Q1 2020: k€ (2,841).

All outstanding warrants are non-dilutive as per March 31, 2021 given the net loss for the period. There were no other potential shares outstanding as at March 31, 2021. The following reflects the share data used in the basic and diluted earnings per share computations:

	For the three month period ended March 31,
in 000	2021	2020
Weighted average number of ordinary shares for basic earnings per share	54,169	53,172
Effect of dilution:
Share options	—	—
Convertible loan	—	—
Weighted average number of ordinary shares adjusted for effect of dilution	54,169	53,172

The earnings per share are as follows:

	For the three month period ended March 31,
	2021	2020
Earnings per share attributable to the owners of the parent
Basic	(0.07)	(0.05)
Diluted	(0.07)	(0.05)

16	Commitments and contingent liabilities

No significant changes occurred during the first 3 months of 2021 relating to the mortgages and pledges nor in respect of litigations and commitments which have been disclosed in Note 24 to the 2020 consolidated financial statements.

17	Related party transactions

During the quarter ended March, 31 2021, Materialise entered into arrangements with a number of its subsidiaries and affiliated companies in the ordinary course of its business. These arrangements relate to service transactions and financing agreements and were concluded at market prices. Transactions between the Company and its subsidiaries, which are related parties, have been eliminated in the consolidation and are accordingly not disclosed in this note. None of the related parties have entered into any other transactions with the Group that meet the requirements of IAS 24, ‘Related party disclosures’. We refer to Note 19 of these condensed consolidated interim financial statements for an overview of the subsidiaries.

18	Events subsequent to the statement of financial position date

Ditto

As set out in Note 12, events and circumstances arose in the course of March and April 2021 that have caused Ditto to no longer meet the criteria associated with the loan agreement with Materialise, and that have created uncertainty about Ditto’s capacity to reimburse the previously extended loans and accrued interest according to the terms of Materialise’s agreement with them. Management determined that these events and circumstances provided additional evidence with respect to conditions that existed at March 31, 2021. Management therefore determined that these events and circumstances needed to be reflected in the determination of the fair value of the convertible note receivables for purposes of the interim financial information as at and for the three month period ended March 31, 2021 as detailed in Note 12.

Warrant exercises

In connection with the exercise of 1,350 warrants, representing 1,350 shares, from the 2015 warrant plan in the course of March 2021, the share capital was raised for the amount of €102.09 and the share premium was raised for the amount of €8,605.41 by deed before the notary on May 5th, 2021.

Impact of coronavirus

As of the date of this report, we are unable to predict the duration and severity of the spread of the coronavirus and the political and economic responses thereto and, as a result, we are unable to assess with certainty its impact on our business and operations, results of operations, financial condition, cash flows and liquidity during 2021 and beyond.

Link3D

On April 9, 2021 Materialise entered into a call option agreement to acquire 100% of equity interests of US based Link3D Inc., an additive workflow and manufacturing execution systems (MES) company. An acquisition would extend Materialise’s ability to help companies gain control of their manufacturing floor as they scale up their additive manufacturing (AM) capability into volume production and would allow Materialise to accelerate its roadmap to offer cloud-based access to its integrated software platform. An acquisition would also broaden Materialise’s industrial customer base across North America, Europe and Asia Pacific, and offer Link3D customers a seamless connection to Materialise’s Magics 3D print suite.

Under the terms of the agreement, the call option purchase price amounts to US$ 2 million. The call option can be exercised during the month of November of 2021. The call option exercise price in exchange for the 100% of the Link3D equity interests, equals the maximum amount of US$ 33.50 million against which the call option purchase price of US$ 2.0 million will be credited. In case Materialise elects not to exercise the call option, the option purchase price is not reimbursable.

Simultaneously with the call option agreement, Materialise and Link3D entered in an interim loan agreement, allowing Link3D to borrow additional funds up to US$ 1.8 million. Furthermore on basis of this interim loan agreement, the Working Capital Loan Agreement Materialise and Link3D entered into on February 4, 2021 pursuant to which Materialise loaned an aggregated amount of US$ 0.7 million to Link3D in the first quarter of 2021 has been extended together with the accrued interest up to April 9, 2021.

There are no other significant events subsequent to the statement of financial position date that would require adjustments or disclosures to the condensed consolidated interim financial statements.

19	Overview of consolidated entities

Name	Country of incorporation	% equity interest*
		2021
Materialise NV	Belgium	100%
Materialise France SAS	France	100%
Materialise GmbH	Germany	100%
Materialise Japan K.K.	Japan	100%
Materialise Czech Republic SRO	Czech Republic	100%
Materialise USA, LLC	United States	99%
Materialise UK Limited	United Kingdom	100%
OBL SAS	France	100%
Materialise Austria GmbH	Austria	100%
Materialise Malaysia SDN. Bhd.	Malaysia	100%
Materialise Ukraine LLC	Ukraine	100%
RapidFit NV	Belgium	83%
Meridian Technique Limited	United Kingdom	100%
OrthoView Holdings Limited	United Kingdom	100%
Materialise SA	Poland	100%
Materialise Colombia SAS	Colombia	100%
RSPRINT powered by Materialise NV	Belgium	100%
Materialise Shanghai Co.Ltd	China	100%
Engimplan Engenharia de Implante Industria & Comércio Ltda	Brazil	100%
Engimplan Holding Ltda	Brazil	100%
Materialise Limited	South-Korea	100%
Materialise Australia PTY Ltd	Australia	100%
Materialise S.R.L.	Italy	100%
ACTech GmbH	Germany	100%
ACTech Holding GmbH	Germany	100%
ACTech, Inc	United States	100%

*	The overview provides the equity interest held as of 31 March 2021.

Materialise Limited (South Korea) was newly established October 30th, 2020.